Exhibit 11.0


                            Concurrent Computer Corporation
                                      Exhibit 11
                Primary and Fully Diluted Earnings Per Share Computation


(Dollars and shares in thousands, except per share amounts)

                                                  Years ended June 30,

                                                1995       1994      1993
Income (loss) before extraordinary loss
 and cumulative effect of change in
 accounting principles principles             ($2,006)  ($11,631)  $ 3,869

Extraordinary loss on early
  extinguishment of debt                           -     (23,193)       -

Cumulative effect of change in
  accounting principles                            -      (5,000)       -

Net income (loss)                             ($2,006)  ($39,824)  $ 3,869


Weighted average number of common shares       30,095     28,054     2,367

Increase in weighted average number of
  common shares upon assumed
  conversion of preferred stock                    -          -      6,982

Increase in weighted average number of
  common shares upon assumed
  exercise of stock options                        -          -        416

Total                                          30,095    28,054      9,765

Income (loss) per share:

  Income (loss) before extraordinary loss
   and cumulative effect of change in
   accounting principles                       ($0.07)   ($0.41)     $0.40

  Extraordinary loss on early
   extinguishment of debt                          -      (0.83)        -

  Cumulative effect of change in
   accounting principles                           -      (0.18)        -

Net income (loss)                              ($0.07)   ($1.42)    $ 0.40